

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

July 28, 2008

Via U.S. Mail and Fax (913) 360-5729
Mr. Robert Zonneveld
Chief Financial Officer
MGP Ingredients, Inc.
100 Commercial Street, Box 130
Atchison, Kansas 66002

> **Re: MGP Ingredients, Inc.**
> **Form 10-K for the Fiscal Year Ended July 1, 2007**
> **Filed September 12, 2007**
>
> **Form 10-Q for the Period Ended March 31, 2008**
> **Filed May 12, 2008**
> **File No. 0-17196**

Dear Mr. Zonneveld:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

/s/ Chris White

Chris White
Branch Chief